UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF DECEMBER 2015

TELECOM ITALIA S.p.A.

(Translation of registrant's name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files

or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F [X]   FORM 40-F [ ]

Indicate by check mark if the registrant

is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant

is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934.

YES [ ]     NO [X]

If "Yes" is marked, indicate below the file number assigned

to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA:  ELIGIBILITY REQUIREMENTS OF THE NEW MEMBERS OF THE GROUP'S BOARD OF DIRECTORS ASCERTAINED

2016 FINANCIAL CALENDAR APPROVED

Milan, 16 December 2015 - The Board of Directors of Telecom Italia met today, chaired by Giuseppe Recchi, after the additions to its composition resolved by the Company Shareholders’ Meeting of 15 December 2015.

The Board of Directors ascertained the absence of grounds of ineligibility with respect to the newly appointed Directors Arnaud Roy de Puyfontaine, Stéphane Roussel, Hervé Philippe and Félicité Herzog, also ascertaining that the latter meets the independence requirements set forth in the Borsa Italiana Code. At present, pursuant to said Code, Davide Benello, Lucia Calvosa, Flavio Cattaneo, Laura Cioli, Francesca Cornelli, Giorgina Gallo, Félicité Herzog, Denise Kingsmill, Luca Marzotto and Giorgio Valerio qualify as Independent Directors; these Directors declared that they meet the requirements of independence pursuant to the Consolidated Finance Law, which is also true for Director Jean Paul Fitoussi.

With reference to the General Meeting not having approved the proposal to authorize the newly appointed Directors to continue the activities indicated in their respective curricula vitae releasing them from the non-competition obligation, the Board started the analysis, as appropriate.

The curricula vitae of the new Directors are available on the Company website at www.telecomitalia.com/tit/en/about-us/corporate-bodies/board-of-directors/composition.html. None of them have holdings in shares issued by the Company.

The Board of Directors has also started to examine the 2016-2018 Business Plan, which is expected to be finalized in February 2016, with the subsequent disclosure of the guidance objectives to the financial community.

Finally, the Board finalized the calendar for the meetings to approve the financial reports for 2016, which is as follows:

▶    11 February – Board of Directors meeting to approve the preliminary data

▶    17  March - Board of Directors meeting to approve the draft financial statements for the year and the consolidated financial reports at 31 December 2015

▶    5 May - Board of Directors meeting to approve the interim report on operations at 31 March 2016

▶    25 May - Shareholders' Meeting to approve the financial statements at 31 December 2015

▶    2 August - Board of Directors meeting to approve the half-year financial report for 2016

▶    10 November - Board of Directors meeting to approve the interim report on operations at 30 September 2016

Any changes to the above dates will be communicated without delay.

Telecom Italia S.p.A. – Registered Office: Via G. Negri 1, 20123 Milan Tax-code/VAT no. and enrolment in the Milan Business Register: 00488410010 Share capital €10,740,236,908.50 fully paid up                                                              certified e-mail address [casella PEC]: telecomitalia@pec.telecomitalia.it

The conference calls to present the accounting data to the financial community will normally be held after the Board of Directors meeting for their approval.

Telecom Italia

Press Office

+39 06 3688 2610

http://www.telecomitalia.com/media

Telecom Italia

Investor Relations

+39 02 8595 4131
http://www.telecomitalia.com/investor_relations

Telecom Italia S.p.A. – Registered Office: Via G. Negri 1, 20123 Milan Tax-code/VAT no. and enrolment in the Milan Business Register: 00488410010 Share capital €10,740,236,908.50 fully paid up                                                              certified e-mail address [casella PEC]: telecomitalia@pec.telecomitalia.it

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Group's interim report as of and for the nine months ended September 30, 2015 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. our ability to successfully implement our strategy over the 2015-2017 period;

2. the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4. the impact of political developments in Italy and other countries in which we operate;

5. our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6. our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7. our ability to successfully implement our internet and broadband strategy;

8. our ability to successfully achieve our debt reduction and other targets;

9. the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10. the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11. our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13. the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14. our ability to manage and reduce costs;

15. any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16. the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 16th, 2015

TELECOM ITALIA S.p.A.

BY: /s/ Umberto Pandolfi

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Umberto Pandolfi

Company Manager